Dear Matthew 25 Fund Shareholders,

      Our Matthew 25 Fund's total return was **27.38% in 2024** which marked our 29th full year in business. During this period, a **$10,000.00** investment in our Fund at the start of 1996 grew to **$221,783.20** by the end of 2024. This was an **11.28% average annual rate of return** after all expenses and fees. During this same 29-year period, the S&P 500 Index grew to **$162,592.35** for a 10.09% average annual rate of return. This index amount and return would have been lower after deducting any expenses and fees occurring within a selected index fund.

      The following table shows our portfolio holdings for the full year, our additions and deletions during the year along with the price changes for each:

Portfolio Throughout 2024	Ticker	Beginning Price	Ending Price	% Change
Nvidia Corp.	NVDA	$49.52	$134.29	**171.18%**
Interface, Inc.	TILE	$12.62	$24.35	**92.95%**
KKR & Co., Inc. Class A	KKR	$82.85	$147.91	**78.53%**
Tesla, Inc.	TSLA	$248.48	$403.84	**62.52%**
Vornado Realty Trust	VNO	$28.25	$42.04	**48.81%**
Goldman Sachs Group, Inc.	GS	$385.77	$572.62	**48.44%**
Amazon.com, Inc.	AMZN	$151.94	$219.39	**44.39%**
JP Morgan Chase & Co.	JPM	$170.10	$239.71	**40.92%**
East West Bancorp, Inc.	EWBC	$71.95	$95.76	**33.09%**
Apple, Inc.	AAPL	$192.53	$250.42	**30.07%**
Berkshire Hathaway, Inc. Class A	BRK/A	$542,625.03	$680,920.00	**25.49%**
MasterCard, Inc. Class A	MA	$426.51	$526.57	**23.46%**
FedEx Corp.	FDX	$252.97	$281.33	**11.21%**
Farmer Mac Class C	AGM	$191.22	$196.95	**3.00%**
Farmer Mac Class A	AGM.A.N	$157.12	$148.00	**-5.80%**
Park Hotels & Resorts, Inc.	PK	$15.30	$14.07	**-8.04%**
Portfolio Additions				
Mercadolibre Inc	MELI	$1,720.25	$1,700.44	**-1.15%**
Flutter Entertainment plc	FLUT	$262.00	$258.45	**-1.35%**
MGM Resorts International	MGM	$40.16	$34.65	**-13.72%**
Portfolio Deletion				
Deere & Co.	DE	$399.87	$366.67	**-8.30%**
Polaris, Inc.	PII	$94.77	$77.08	**-18.67%**
Under Armour Inc.	UA	$8.35	$6.67	**-20.12%**
Under Armour Inc. Class A	UAA	$8.79	$6.85	**-22.07%**
Penn Entertainment, Inc.	PENN	$26.02	$17.28	**-33.59%**
Five Below, Inc.	FIVE	$213.16	$121.15	**-43.16%**

At the time I am writing this letter, the forward PE Ratio on the S&P 500 Index is currently at 22.8 ($6,114.63/$268.45). This is on the high side of the stock market's historical valuations and I think there are two logical actions that an investor could choose to take:

1) Sell out and wait for a large market decline.
2) Stay invested and search for the best potential returns within the stock market.

This option #1 will appeal to many and may seem like a safe way to go, especially because short-term rates are currently attractive. Two risks with the option of cashing out and waiting are one, missing returns if the market stays strong longer than expected and two, if the stock market does decline then determining when to reinvest. Warren Buffett points out that "Nobody rings a bell at the top or bottom of the market." Therefore, timing the market has opportunity risks because missing a few good days can greatly reduce your long-term returns. The following paragraph is from a Forbes article about Dr. Seyhun's research on the U.S. stock market:

One such study was conducted by Dr. H. Nejat Seyhun, professor of finance at the University of Michigan's Ross School of Business, who analyzed stock market returns for all trading days between 1963 and 2004. His data showed that by missing out on the ten "best" trading days of the year (those with the largest increases), returns would drop by a hefty 41%. His study determined that during the 42-year period analyzed, only 0.85% of trading days accounted for a whopping 96% of market gains. His conclusion: "By being 'out of the market' for as few as even one or two of the best performing months or days over several decades, a portfolio's return is significantly diminished." Such a scenario is exacerbated by the fact that forgone gains can't compound during the rest of the holding period.
https://www.forbes.com/sites/investor/2018/07/26/dont-sit-out-the-market-heres-why/?sh=56917aa48e5d

The key point in this 42-year stock market study is that 96% of the total market's returns came from less than 1% of all the days the market traded! So, this is why I do not try timing the market with my personal investing or with managing our Matthew 25 Fund. Instead, I use the market's declines to make new or additional purchases of the best investments I can find, which is the second option.

What I continually do, as our Portfolio Manager, is evaluate our individual holdings and lighten up or remove stocks that have become fully priced or overpriced when weighing the potential risks and returns. This is part of my research. In addition, I will continue to search for new investments that might offer greater return potential, versus the associated risks, than any of our current holdings and then make the appropriate changes in our portfolio. Searching for the best investments is a constant process, and the outcomes vary in different time periods. In my opinion, the best investments currently are the growing and profitable companies with either direct or indirect connections to Artificial Intelligence (AI) and its development. The return potential in these stocks is high. The intrinsic valuations for many companies within this category are attractive and I believe the risks are still worth taking. This makes even more

sense when comparing these companies to most other businesses and stocks with only peripheral exposure to AI.

Let me show you an example of our second largest investment, Amazon.
Intrinsic Value: At the year-end price of $219.39, Amazon's Enterprise Value was $2,378.3 billion. My estimate for 2025 EBITDA is $146.9 billion. So, the value of the whole company, including net debt of $53.2billion, is 16.2 times its future pre-tax cash flow.

This number is only a starting point in the analysis, but it is pertinent when comparing investments. Now let me compare this to Walmart a core U.S. company that competes with Amazon in the retail space. Not a David and Goliath battle, but more like a Goliath versus Goliath battle.

I will do the same valuation for Walmart.
Intrinsic Value: At the yearend price of $90.57, Walmart's Enterprise Value was $782.9 billion. My estimate for 2025 EBITDA is $45.4 billion. So, the value of the whole company, including net debt of $55.3 billion, is 17.2 times its future pre-tax cash flow.

So, you can see Amazon has a better price to cash flow valuation than Walmart; it also has a better financial condition based on the debt to cash flow ratio. However, the big difference is the growth potential! Wall Street analyst's consensus **average annual growth rate for earnings** over the **next 3 to 5 years** is **22.85% for Amazon** and **8.62% for Walmart**.

Another way to compare these investments is using the PEG Ratios. I have mentioned these data in the past, but for a refresher the PEG Ratio divides the Price to Earnings Ratio by the Estimated Future Growth Rate. It is a good measure of value and growth for a company's stock. The average PEG Ratio for the S&P 500 Index is around 2.60. The theory, and in my experience, the lower the PEG Ratio of a stock is in comparison to the market's average, then the greater the long-term return potential is for that stock. Of course, this works both ways and the higher the PEG Ratio the lower is the long-term return potential. What drives the PEG Ratio lower is better value in a lower PE Ratio or a higher Growth Rate or both. Better valuation and higher growth rates are both positive for an investment! From Zacks Research the looking forward <u>PEG Ratio for Amazon is 1.50 while Walmart's is 4.11</u>. Whenever you buy stocks, you are always buying potential returns and, in this comparison, the potential return in Amazon is superior!

The following list shows our portfolio with PEG Ratios from Zacks Research. These ratios are also based on Wall Street Analysts' Consensus 2025 Earnings and Estimated Growth Rates for Earnings in the coming 3 to 5 years. Plus, I have categorized our portfolio into Growth, Value/Growth and Value. Generally, the Growth Stocks need an estimated future growth rate of greater than 15% while the Value/Growth Stocks will have an estimated future growth rate larger than the stock market's historical average of 6.5% up to the mid-teens. What you will see is the relative attractiveness of many of these Growth Stocks. This is not a common occurrence because very often high growth stocks will carry such a high premium valuation (PE Ratio) that their PEG Ratios will exceed the market's average, but not currently.

Growth	Ticker	Zacks Research Forward PEG Ratio
Amazon	AMZN	1.50
Flutter Entertainment	FLUT	0.57
Mercadolibre	MELI	1.19
NVIDIA	NVDA	1.60
Tesla	TSLA	4.84
Value/Growth		
Apple Inc.	AAPL	2.44
Berkshire Hathaway	BRK/A	3.43
East West Bancorp	EWBC	1.25
Farmer Mac	AGM	1.69
Farmer Mac	AGM.A	1.27
FedEx Corp.	FDX	1.05
Goldman Sachs	GS	0.87
Interface	TILE	0.92
JPMorgan Chase	JPM	2.79
KKR & Co.	KKR	0.87
Mastercard	MA	2.34
MGM Resorts	MGM	0.92
Value		
Park Hotels	PK	1.41

Hope this letter and data are helpful to you. I cannot tell you beforehand what the stock market will do this year, but hopefully you can see why I am optimistic about the long-term return potential of our Matthew 25 Fund's portfolio. My wife and I have most of our assets in yours and our Matthew 25 Fund and I intend to continue buying shares this year. As always, I wish to say, "Thank you for choosing our Matthew 25 Fund as one of your investment choices." It is an honor to work for you and to invest side-by-side with you.

Good fortune,

Mark Mulholland